[LETTERHEAD OF CLIFFORD CHANCE US LLP]
January 27, 2009
Mr. James O’Connor
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:	SPA ETF Trust (File Nos. 333-144856, 811-22103)
Dear Mr. O’Connor:
Thank you for your oral comments provided regarding Post-Effective Amendment No. 37 to the registration statement on Form N-1A (the “Registration Statement”) for SPA ETF Trust (the “Trust”), filed with the Securities and Exchange Commission (the “Commission”) on November 28, 2008. Below, we describe the changes we have made to the Registration Statement in response to the Staff’s comments and provide the information that you requested.
The Trust has considered your comments and has authorized us to make responses and changes discussed below to the Trust’s Registration Statement on its behalf. These changes were reflected in Post-Effective Amendment No. 42 to the Trust’s Registration Statement, which will be filed via EDGAR on or about January 27, 2009.
General
Comment 1. Please confirm that each Fund’s operations are in compliance with the terms and conditions of its exemptive order.
Response 1: To the best of our knowledge, each Fund’s operations are in compliance with the terms and conditions of its exemptive order.
Prospectus
Comment 2. The Staff notes that the Underlying Index of each Fund is rebalanced on either a quarterly or semi-annually basis. Please consider whether this rebalancing activity will create higher levels of brokerage commissions and an increase in taxable capital gains distributions to shareholders, in each case as compared to other exchange-traded funds. In this regard, please consider whether the disclosure in the section entitled “Tax-Advantaged Product Structure” should be revised.
Response 2: The section has been revised to include additional disclosure regarding the tax consequences of the Funds’ operations.

Mr. James O’Connor
January 28, 2009
Comment 3. Please remove Creation/Redemption Transaction Fees as a line item to the fee table, as such expenses are not expenses to which a retail investor is subject. Additionally, in accordance with the Exchange-Traded Funds; Proposed Rule (Release Nos. 33—8901; IC—28193; File No. S7—07—08) please modify the narrative explanation preceding the example in the fee table to state that investors in exchange-traded fund shares may be required to pay brokerage commissions that are not reflected in the fee table.
Response 3: The requested disclosure has been revised accordingly.
* * *
In addition, we are authorized by our client to acknowledge the following on the Trust’s behalf:
•	the action of the Commission or the Staff in declaring the Registration Statement effective does not foreclose the Commission from taking any action with respect to the Registration Statement;
•	the action of the Commission or the Staff in declaring the Registration Statement effective does not relieve the Trust from its full responsibility for the accuracy and adequacy of the disclosure in the Registration Statement; and
•	the Trust may not assert the action of the Commission or the Staff in declaring the Registration Statement effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 878-3412 or Kristin M. Hester at (212) 878-3191. Thank you.
Sincerely yours,
/s/ Jeremy Senderowicz
Jeremy Senderowicz

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